Filed Pursuant to Rule 433

Registration No. 333-141491

Free Writing Prospectus Dated August 23, 2007

Kinder Morgan Energy Partners, L.P.

$500,000,000  5.85% Senior Notes due 2012

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement dated August 23, 2007

Issuer:	Kinder Morgan Energy Partners, L.P.
Ratings:	Baa2 (Stable) / BBB (Stable) / BBB (Stable)
Note Type:	Senior Unsecured Notes
Distribution:	SEC Registered
Minimum denomination:	$1,000
Trade date:	August 23, 2007
Settlement Date:	August 28, 2007 (T+3)
Maturity:	September 15, 2012
Principal Amount:	$500,000,000
Underwriting discount:	0.35%
Gross proceeds:	$499,505,000
Net proceeds to Issuer
(before expenses):	$497,755,000
Benchmark Treasury:	4.625% TSY due July 2012
Benchmark Yield:	4.372%
Re-offer spread:	1.50%
Re-offer yield to maturity:	5.872%
Coupon:	5.850%
Public offering price:	99.901%
Optional Redemption:	Redeemable at any time at an amount equal to the principal amount plus a make-whole premium, using a discount rate of Treasury plus 0.25%
Interest payment dates:	March 15 and September 15, commencing March 15, 2008
CUSIP:	494550 AX4
ISIN:	US494550AX42
Joint Book-Running Managers:	Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Co-Managers:	Banc of America Securities, LLC
Barclays Capital Inc.
Greenwich Capital Markets, Inc.
Lazard Capital Markets LLC
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above.  The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information set forth in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Lehman Brothers Inc. toll-free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.